September 23, 2024

Dong Li
Chief Financial Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People   s Republic of China 200003

       Re: TH International Limited
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 6-K Furnished August 29, 2024
           File No. 001-41516
Dear Dong Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Company-Operated Store Costs and Expenses, page 69

1. A significant portion of your company-operated store costs and expenses disclosure is dedicated to stating, in narrative text form, dollar changes in accounts disclosed in the table on the preceding page. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors. For example, you state payroll and employee benefits increased primarily due to increased headcount of your store operations, but you do not quantify this factor nor analyze the underlying reasons for the change in payroll and employee benefits decreasing as a percent of total revenues. As such, please consider revising this section by:

              separately discussing and analyzing each expense line item; relying on tables to present dollar and percentage changes in accounts, rather than
            including and repeating such information in narrative text form; September 23, 2024
Page 2

             listing and quantifying all of the material individual factors to which changes in accounts are attributable in the narrative text portion of the disclosure and providing analysis of the underlying reasons for the individual factors; and
             quantifying the effects of changes in price, volume, and new lines of business on the expense line items, where appropriate.
General and Administrative Expenses, page 69

2.     Please revise to quantify factors to which changes are attributed.
Item 5 - Operating and Financial Review and Prospects
Results of Operations
Revenues, page 69

3. Please quantify material factors to which changes are attributed and the impacts of changes in price, volume, and new lines of business on your results of operations. For example, you disclose company owned and operated stores revenue increased due to store count, number of days open, and same-store sales growth, but do not quantify the effects of these factors on revenue.
Non-GAAP Financial Measures, page 73

4. Please explain why you believe it is appropriate to adjust for store pre-opening expenses in the non-GAAP measures Adjusted Corporate EBITDA (and margin), Adjusted Net
       Loss (and margin), and Adjusted basic and diluted net loss per Ordinary Share. Refer to
       Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures.
5. With regard to Adjusted Store EBITDA (and margin), please revise to reconcile from the most directly comparable GAAP measure, which appears to be GAAP operating profit or loss. To avoid the impression that this restaurant-level profit (loss) measure is a company-wide measure of performance, please discontinue the use of the term
       "EBITDA" in its title.
Form 6-K Furnished August 29, 2024
Exhibit 99.1 - Earnings Release
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024, page 11

6. We note the disclosure on page 77 of your Form 20-F for fiscal year ended December 31,
       2023 that the holder of each convertible note has the right, after June 10, 2025, to require
       you to repurchase all of such holder   s Notes at a repurchase price
equal to the principal
       amount of such Note plus accrued and unpaid interest thereon to, but excluding, the repurchase date. Please tell us your basis in GAAP for classifying the convertible notes as non-current liabilities as of June 30, 2024.
 September 23, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services